UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                         Washington, D.C. 20549, U.S.A.

                                  SCHEDULE 13D

                    under the Securities Exchange Act of 1934

                                (Amendment No. 8)

                                   ATARI, INC.
          (F/K/A INFOGRAMES, INC., F/K/A GT INTERACTIVE SOFTWARE CORP.)
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                   04651M 10 5
                                 (CUSIP Number)

                               Frederic Monnereau
                           Infogrames Entertainment SA
                               1 place Verrazzano
                           69252 Lyon Cedex 09 France
                              +33 (0) 4 37 64 30 00
                  ----------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)



                                December 21, 2004
            ----------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ].




                               Page 1 of 9 Pages

                                  Schedule 13D

-------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON S.S. OR I.R.S.          INFOGRAMES ENTERTAINMENT SA
   IDENTIFICATION NO. OF ABOVE PERSON
-------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER                                (a) [ ]
   OF A GROUP (SEE INSTRUCTIONS)                                        (b) [ ]
-------------------------------------------------------------------------------
3  SEC USE ONLY
-------------------------------------------------------------------------------
4  SOURCE OF FUNDS (SEE INSTRUCTIONS)                                    SC, OO
-------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                             [ ]
   IS REQUIRED PURSUANT TO ITEMS 2(d) to 2(e)
-------------------------------------------------------------------------------
6  CITIZENSHIP OF PLACE OF ORGANIZATION                                  FRANCE
-------------------------------------------------------------------------------
    Number of shares         7  SOLE VOTING POWER                 74,117,396(1)
 beneficially owned by       --------------------------------------------------
 each reporting person       8  SHARED VOTING POWER                  260,000(2)
          with               --------------------------------------------------
                             9  SOLE DISPOSITIVE POWER            74,117,396(3)
-------------------------------------------------------------------------------
                            10  SHARED DISPOSITIVE POWER                      0
-------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
    REPORTING PERSON                                              74,377,396(4)
-------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES (SEE INSTRUCTIONS)                                       [ ]
-------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 61.3%(5)
-------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON                                                 CO
-------------------------------------------------------------------------------



----------------------------------

1 Includes (i) 71,511,784 shares of Common Stock (the "CUSH Owned Shares") directly held by California U.S. Holdings, Inc., a wholly owned subsidiary of Infogrames, following the transfer of 10,600,000 shares of Common Stock by CUSH to Nexgen pursuant to the Transaction and the retransfer of 3,052,115 shares of Common Stock from Nexgen to CUSH in physical settlement of the Transaction on the Termination Date (see Item 6 below), (ii) 2,000,000 shares of Common Stock (the "Atari License Shares") issued to Atari Interactive, a wholly owned subsidiary of Infogrames, as part of the extension of the Atari name license, and 865,612 shares of Common Stock (the "IESA Owned Shares") issued to Infogrames Entertainment S.A. as part of the restructuring on September 18, 2003.

2 Represents a proxy for the vote of 260,000 shares of Common Stock (the "Cayre Director Proxy Shares") held by the Cayre family.

3 Includes (i) CUSH Owned Shares, (ii) the Atari License Shares, and (iii) the IESA Owned Shares.

4 Includes (i) CUSH Owned Shares, (ii) the Atari License Shares, (iii) the IESA Owned Shares and (iv) the Cayre Director Proxy Shares.

5 Based on 121,279,275 shares of the Company's Common Stock outstanding as of November 5, 2004.


                               Page 2 of 9 Pages

-------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON S.S. OR I.R.S.                       CALIFORNIA U.S
   IDENTIFICATION NO. OF ABOVE PERSON                            HOLDINGS, INC.
-------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER                                (a) [ ]
   OF A GROUP (SEE INSTRUCTIONS)                                        (b) [ ]
-------------------------------------------------------------------------------
3  SEC USE ONLY
-------------------------------------------------------------------------------
4  SOURCE OF FUNDS (SEE INSTRUCTIONS)                                        AF
-------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                             [ ]
   IS REQUIRED PURSUANT TO ITEMS 2(d) to 2(e)
-------------------------------------------------------------------------------
6  CITIZENSHIP OF PLACE OF ORGANIZATION                              CALIFORNIA
-------------------------------------------------------------------------------
    Number of shares         7  SOLE VOTING POWER                 71,251,784(6)
 beneficially owned by       --------------------------------------------------
 each reporting person       8  SHARED VOTING POWER                  260,000(7)
          with               --------------------------------------------------
                             9  SOLE DISPOSITIVE POWER            71,251,784(8)
-------------------------------------------------------------------------------
                            10  SHARED DISPOSITIVE POWER                      0
-------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
    REPORTING PERSON                                              71,511,784(9)
-------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES (SEE INSTRUCTIONS)                                       [ ]
-------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                59.0%(10)
-------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON                                                 CO
-------------------------------------------------------------------------------

----------------------------------

6 Represents the 71,251,784 CUSH Owned Shares following the transfer of 10,600,000 shares to Nexgen in the Transaction and the retransfer of 3,052,115 shares of Common Stock from Nexgen to CUSH in physical settlement of the Transaction on the Termination Date (see Item 6 below).

7    Represents the 260,000 Cayre Director Proxy Shares.

8 Represents the 71,251,784 CUSH Owned Shares following the transfer of 10,600,000 shares to Nexgen in the Transaction and the retransfer of 3,052,115 shares of Common Stock from Nexgen to CUSH in physical settlement of the Transaction on the Termination Date (see Item 6 below).

9    Includes (i) CUSH Owned Shares and (ii) the Cayre Director Proxy Shares.

10 Based on 121,279,275 shares of the Company's Common Stock outstanding as of November 5, 2004.




                               Page 3 of 9 Pages

         This Amendment No. 8 ("Amendment No. 8") to the Schedule 13D filed on December 14, 1999, as amended by Amendment No. 1 filed with the Securities Exchange Commission (the "SEC") on January 10, 2000, as amended and restated by Amendment No. 2 filed with the SEC on May 26, 2000, as amended by Amendment No. 3 filed with the SEC on October 4, 2000, as amended by Amendment No. 4 filed with the SEC on January 8, 2001, as amended by Amendment No. 5 filed with the SEC on September 24, 2003, as amended by Amendment No. 6 filed with the SEC on February 24, 2004 and by Amendment No. 7 filed with the SEC on June 18, 2004 (as so amended, the "Schedule 13D"), is filed by the undersigned to further amend the Schedule 13D. The Schedule 13D is filed with respect to the common stock, par value $.01 per share (the "Common Stock") of Atari Inc. (formerly known as Infogrames, Inc., formerly known as GT Interactive Software Corp.), a Delaware corporation (the "Company"). Capitalized terms used and not defined in this Amendment No. 8 shall have the meanings ascribed to them in the Schedule 13D.

         Except as specifically provided herein, this Amendment No. 8 does not modify any of the information previously reported in the Schedule 13D.

Item 2.  Identity and Background.

         This item is hereby amended and restated in its entirety to read as follows:

         (a) Infogrames Entertainment S.A. ("Infogrames") and California U.S. Holdings, Inc., a wholly owned subsidiary of Infogrames (previously in the Schedule 13D "Purchaser" and henceforth "CUSH", and together with Infogrames, the "Filing Persons").

         (b) Infogrames is a societe anonyme organized under the laws of France. CUSH is a California corporation.

         (c) The address of the principal office of Infogrames is 1, place Verrazzano, 69252 Lyon Cedex 09 France. The address of the principal office of CUSH is c/o Atari, Inc. 417 Fifth Avenue, New York, NY 10016

         (d) The principal business activities of the Filing Persons is the holding of equity interest in companies engaged in the business of development and distribution of computer software.

         (e) During the past five years, neither Filing Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (f) Neither Filing Person is, nor, during the last five years, was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws as a result of a civil proceeding before a judicial or administrative body of competent jurisdiction nor has any such judicial or administrative body found either Filing Person was in violation of such laws.

         Set forth on Exhibit 1 to this Statement, and incorporated herein by reference, is the name, residence or business address, present principal occupation or employment, and citizenship, of each executive officer and director of the Filing Persons, and the name of any corporation or other organization in which such occupation or employment is conducted,



                               Page 4 of 9 Pages
together with the principal business and address of any such corporation or organization other than Infogrames or CUSH, as the case may be, for which such information is set forth.

         To the best of the Filing Persons' knowledge, none of the Filing Persons' directors or executive officers, (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) has been a party to a civil proceeding before a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.  Purpose of the Transaction

         Item 4 is amended to add the following paragraphs:

         On October 21, 2004 Nexgen delivered to CUSH an early termination in accordance with the terms of the Transaction on the basis that the arithmetic average price of the stock of the Company for five successive trading days was less than $1.50. On October 28, 2004, CUSH and Nexgen amended the Transaction to provide for the early termination of the Transaction and to allow it to be carried out in a mixture of physical settlement and cash settlement, in accordance with market conditions. On December 21, CUSH and Nexgen entered into a letter agreement setting forth the final terms for termination of the Transaction.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Item 6 is amended to add the following paragraphs:

         Pursuant to the amendment (attached hereto as Exhibit 99.1), CUSH and Nexgen amended the Contracts to provide for the early termination of the Transaction and to allow it to be carried out in a mixture of physical settlement and cash settlement, in accordance with market conditions.

         Pursuant to the amendment CUSH and Nexgen further agreed that early termination was to be achieved by progressively decreasing the Equity Notional Amount of the Transaction based on the weighted average price at which Nexgen was able to unwind its hedge in relation to such reduction in the size of the Transaction and accordingly reducing the Number of Shares and also agreed that the Equity Reset Payments provisions and the Credit Cushion Payments provisions of the Transaction were to lapse.

         The amendment further provided that the Termination Date would be the earlier of (i) 15th February 2005, and (ii) the date upon which either the Number of Shares has been reduced to zero or the Equity Notional Amount has been reduced to zero and that upon the Termination Date, CUSH would pay to Nexgen the Equity Notional Amount (if any) remaining as of the Termination Date, and Nexgen would deliver to CUSH the Number of Shares (if any) remaining as of the Termination Date.

         CUSH had the right to indicate at any time to Nexgen that it wished to settle a part of the Transaction by physical settlement, provided that the amount of the Transaction that was subject to physical settlement was required to be limited to the number of Shares actually owned or controlled by Nexgen at such time.



                               Page 5 of 9 Pages

         On December 21, 2004, Nexgen and CUSH agreed, pursuant to a letter agreement dated December 22, 2004 (attached hereto as Exhibit 99.2), to reduce the Equity Notional Amount from USD 2,151,429.51 to zero, at a weighted average price per share of Common Stock of USD 2.6104. Correspondingly, reducing the Number of Shares remaining from 3,880,097 to 3,055,917. Using the same weighted average price per share of USD 2.6104, to offset the USD 9,925.49 Floating Amount owing by CUSH to Nexgen pursuant to the amendment against delivery of 3,802 Shares that would otherwise have been due to be redelivered to CUSH under the Amendment.

         As a consequence of these reductions, the Number of Shares remaining was 3,052,115 shares of Common Stock and these shares were delivered by Nexgen to CUSH pursuant to paragraph 7 of the amendment on January 3, 2005.

Item 7.  Materials to Be Filed as Exhibits

         Exhibit 1 Chart Regarding Executive Officers and Directors of Filing Persons. *

         Exhibit 2 Joint Filing Agreement between the Filing Persons. (Filed on 12/14/1999 as Exhibit 2 to Schedule 13D and incorporated herein by reference.)

         Exhibit 3 Securities Purchase Agreement, dated as of November 15, 1999, among the Company and the Filing Persons. (Filed on 12/14/1999 as Exhibit 3 to Schedule 13D and incorporated herein by reference.)

         Exhibit 4 Short Term Note of the Company in the Principal Amount of $25.0 million. (Filed on 12/14/1999 as Exhibit 4 to
                     Schedule 13D and incorporated herein by reference.)

         Exhibit 5 Warrant to Purchase 50,000 shares of Common Stock, issued to CUSH. (Filed on 12/14/1999 as Exhibit 5 to Schedule 13D and incorporated herein by reference.)

         Exhibit 6 5% Subordinated Convertible Note of the Company, issued to CUSH. (Filed on 1/10/2000 as Exhibit 6 to Amendment No.1 to
                     Schedule 13D and incorporated herein by reference.)

         Exhibit 7 Equity Purchase and Voting Agreement, dated as of November 15, 1999, among the Filing Persons and the GAP Entities. (Filed on 12/14/1999 as Exhibit 8 to Schedule 13D and incorporated herein by reference.)

         Exhibit 8   Form of GAP Warrant. (Filed on 12/14/1999 as Exhibit 9 to
                     Schedule 13D and incorporated herein by reference.)

         Exhibit 9 Exchange Agreement, dated as of November 15, 1999, among the Company and the GAP Entities. (Filed on 12/14/1999 as Exhibit 10 to Schedule 13D and incorporated herein by reference.)


                               Page 6 of 9 Pages

         Exhibit 10 Form of Equity Purchase and Voting Agreements, dated as of November 15, 1999, among the Filing Persons and the members of the Cayre Group. (Filed on 12/14/1999 as Exhibit 11A to Schedule 13D and incorporated herein by reference.)

         Exhibit 11 Note Purchase Agreement, dated as of November 15, 1999, between certain members of the Cayre Group and CUSH. (Filed on 12/14/1999 as Exhibit 11B to Schedule 13D and incorporated herein by reference.)

         Exhibit 12 Right of First Offer Agreement, dated as of November 15, 1999, among CUSH and the Lenders. (Filed on 12/14/1999 as Exhibit 13 to Schedule 13D and incorporated herein by reference.)

         Exhibit 13 Supplemental Agreement, dated May 19, 2000, between Edmondson, Ward and Infogrames. (Filed on 10/04/2000 as
                     Exhibit 13 to Amendment No. 3 and incorporated herein by reference.)

         Exhibit 14 Warrant Agreement, dated as of February 15, 2000, among the Company and CUSH, and Warrant to Purchase 45,000 shares of Common Stock (225,000 shares before Reverse Stock Split), issued to CUSH. (Filed on 10/04/2000 as Exhibit 14 to Amendment No. 3 and incorporated herein by reference.)

         Exhibit 15 Second Amended and Restated Registration Rights Agreement, dated as of October 2, 2000, between CUSH and the Company. (Filed on 10/04/2000 as Exhibit 15 to Amendment No. 3 and incorporated herein by reference.)

         Exhibit 16 Agreement and Plan of Merger, dated as of September 6, 2000, by and among the Company, Merger Sub, Infogrames, CUSH and INA. (Filed by the Company on 09/12/00 as Exhibit A to its Proxy Statement on Schedule 14C and incorporated herein by reference.)

         Exhibit 17 Stock Purchase and Exchange Agreement, dated December 28, 2001, among Infogrames and the Sellers. (Filed on 01/04/2001 as Exhibit 16 to Amendment No. 4 and incorporated herein by reference.)

         Exhibit 18 Convertible Subordinated Note issued by the Company to Infogrames, on December 28, 2001, in a principal amount of $40,812,000. (Filed on 01/04/2001 as Exhibit 17 to
                     Amendment No. 4 and incorporated herein by reference.)

         Exhibit 19 Convertible Subordinated Note issued by the Company to Infogrames, on December 28, 2001, in a principal amount of $9,188,000. (Filed on 01/04/2001 as Exhibit 18 to Amendment No. 4 and incorporated herein by reference.)



                               Page 7 of 9 Pages

         Exhibit 20 Trademark License Agreement, dated as of September 4, 2003, among Infogrames, Atari Interactive and the Company. (Filed by the Company on 09/05/03 as Exhibit 10.71 to its Registration Statement on Form S-2 and incorporated herein by reference.)

         Exhibit 21 Agreement Regarding Satisfaction of Debt and License Amendment, dated as of September 4, 2003, among CUSH, Infogrames and the Company. (Filed by the Company on 09/18/03 as Exhibit 10.70 to its Registration Statement on Form S-2 and incorporated herein by reference.)

         Exhibit 22 Underwriting Agreement, dated September 18, 2003, among the Company, Infogrames and UBS Securities LLC, Harris Nesbitt Gerard, Inc., and SoundView Technology Corporation, as Managing Underwriters. (Filed by the Company on 09/18/03 as Exhibit 1 to its Registration Statement on Form S-2 and incorporated herein by reference.)

         Exhibit 23 ISDA Master Agreement, dated June 11, 2004, between CUSH and Nexgen (Filed on 6/18/2004 as Exhibit 23 to Amendment 7 and incorporated herein by reference.)

         Exhibit 24 Transaction Confirmation, dated June 11, 2004, between CUSH and Nexgen, as amended on June 15, 2004 (Filed on 6/18/2004 as Exhibit 24 to Amendment 7 and incorporated herein by reference.)

         Exhibit 25 Amendment, dated June 15, 2004, to Transaction Confirmation, dated June 11, 2004, between CUSH and Nexgen (Filed on 6/18/2004 as Exhibit 25 to Amendment 7 and incorporated herein by reference.)

         Exhibit 26 Registration Rights Agreement, dated June 11, 2004, between CUSH and Nexgen (Filed on 6/18/2004 as Exhibit 26 to Amendment 7 and incorporated herein by reference.)

       Exhibit 99.1 Letter Agreement, dated October 28, 2004, between CUSH and Nexgen amending the Transaction Confirmation.*

       Exhibit 99.2 Letter Agreement, dated December 22, 2004, between CUSH and Nexgen relating to the Termination of the Transaction.*

------------------
*        Filed with this Amendment.



                               Page 8 of 9 Pages

                                                    [NEXGEN FINANCIAL SOLUTIONS]
                                                               [GRAPHIC OMITTED]


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 Dated:  January 13, 2005           By:  INFOGRAMES ENTERTAINMENT SA



                                    By: /s/ Bruno Bonnell
                                       ---------------------------------
                                    Bruno Bonnell
                                    Chairman and Chief Executive Officer



Dated:  January 13, 2005            By:  CALIFORNIA U.S. HOLDINGS, INC.



                                    By: /s/ Bruno Bonnell
                                       ---------------------------------
                                    Bruno Bonnell
                                    Chairman and Chief Executive Officer


                               Page 9 of 9 Pages